Exhibit (j)

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS’ CONSENT

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-109980 of BlackRock Bond Allocation Target Shares on Form N-1A of our report dated November 25, 2005, appearing in the 2005 Annual Report of BlackRock Bond Allocation Target Shares, as filed on Form N-CSR, as it may be amended from time to time, relating to Series S, Series C, and Series M. We also consent to the reference to us under the heading “Financial Highlights” appearing in the Prospectuses and to the references to us under the headings “Independent Registered Public Accountant” and “Financial Statements” in the Statement of Additional Information, all of which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

January 27, 2006